SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D

                       (Amendment No. 1)

           Under the Securities Exchange Act of 1934


             BLOCKBUSTER ENTERTAINMENT CORPORATION
                        (Name of Issuer)

             Common Stock, Par Value $.10 Per Share
                 (Title of Class of Securities)

                          093676 10 4
                         (CUSIP Number)


                    Philippe P. Dauman, Esq.
                          Viacom Inc.
                         200 Elm Street
                  Dedham, Massachusetts  02026
                   Telephone: (617) 461-1600
             (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and
                        Communications)

                            Copy to:

                     Stephen R. Volk, Esq.
                      Shearman & Sterling
                      599 Lexington Avenue
                       New York, NY 10022
                   Telephone:  (212) 848-4000

                       January 7, 1994
    (Date of Event which Requires Filing of this Statement)

==============================================================

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 093676 10 4

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
            VIACOM INC.
            I.R.S. Identification No. 04-2949533


(2)   Check the Appropriate Box if a Member of Group (See
      Instructions)

/  /  (a)

/  /  (b)



(3)   SEC Use Only


(4)   Sources of Funds (See Instructions) To be determined*


(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e).


(6)   Citizenship or Place of Organization    Delaware


 Number of       (7)  Sole Voting Power
  Shares
Beneficially     (8)  Shared Voting Power    55,844,935**
 Owned by
   Each          (9)  Sole Dispositive Power
 Reporting
  Person        (10)  Shared Dispositive Power   15,577,211**
   With

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person         55,844,935**

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)


(13)  Percent of Class Represented by Amount in Row (11)
                  22.6%**

(14)  Type of Reporting Person (See Instructions)    CO



*     See Item 3 below.
**    See Item 5 below.




                      Page   2 of    Pages

CUSIP No. 093676 10 4

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
            SUMNER M. REDSTONE
            S.S. No.


(2)   Check the Appropriate Box if a Member of Group (See
      Instructions)

/  /  (a)

/  /  (b)



(3)   SEC Use Only


(4)   Sources of Funds (See Instructions) To be determined*


(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e).


(6)   Citizenship or Place of Organization   United States


 Number of       (7)  Sole Voting Power
  Shares
Beneficially     (8)  Shared Voting Power     55,844,935**
 Owned by
   Each          (9)  Sole Dispositive Power
 Reporting
  Person        (10)  Shared Dispositive Power 15,577,211**
   With

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person         55,844,935**

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)


(13)  Percent of Class Represented by Amount in Row (11)
                  22.6%**

(14)  Type of Reporting Person (See Instructions)    IN



*     See Item 3 below.
**    See Item 5 below.




                      Page   3 of    Pages

          This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 18, 1994 by Viacom Inc. and Sumner M. Redstone (the "Statement"). This Amendment No. 1 is filed with respect to the shares of common stock, par value $.10 per share (the "Common Stock"), of Blockbuster Entertainment Corporation (the "Issuer"), a Delaware corporation, with its principal executive offices located at One Blockbuster Plaza, Fort Lauderdale, Florida 33301. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.


Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

          "This Statement relates to (i) options granted to Viacom by certain holders of shares of Common Stock (the "Group A Stockholders") to purchase such shares from the Group A Stockholders (the "Stock Options") and (ii) proxies granted to Viacom by the Group A Stockholders and certain additional holders of shares of Common Stock as described in Item 4 below (the "Proxies").

          The Stock Options entitle Viacom to purchase up to 15,577,211 shares of Common Stock (the "Option Shares") under the circumstances specified in the Amended and Restated Stockholders Stock Option Agreement dated as of January 7, 1994 among Viacom and the Group A Stockholders (the "Stock Option Agreement"). The Stock Option Agreement amends and restates in its entirety the Stockholders Stock Option Agreement dated as of January 7, 1994 among Viacom and the Group A Stockholders. In the event that the Stock Options become exercisable, Viacom will make an election as to the source of the necessary funds. The Stock Option Agreement is attached hereto as Exhibit 1.

          The Proxies have been granted by the Group A
Stockholders in the Stock Option Agreement and by the Group B Stockholders (as defined below) in the Amended and Restated Proxy Agreement dated as of January 7, 1994 among Viacom and the Group B Stockholders (the "Proxy Agreement"). The "Group B Stockholders" consist of certain Group A Stockholders with respect to shares of Common Stock held by them and not subject to the Stock Option Agreement and certain additional holders of shares of Common Stock. The Proxy Agreement amends and restates in its entirety the Proxy Agreement dated as of January 7, 1994 among Viacom and the Group B Stockholders. The Proxy Agreement is attached hereto as Exhibit 2."









                      Page   4 of    Pages

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended by amending and restating the first paragraph thereof in its entirety to read as follows:

          "As a result of the Stock Options and Proxies, Viacom may be deemed to be the beneficial owner of 55,844,935 shares of Common Stock (assuming exercise of each of the Stock Options), which would represent approximately 22.6% of the Shares of Common Stock outstanding."




Item 7.   Material to Be Filed as Exhibits.

1.  Amended and Restated Stockholders Stock Option Agreement.

2.  Amended and Restated Proxy Agreement.

3.  Limited Power of Attorney.






                      Page   5 of    Pages

Signature



         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


February 28, 1994              VIACOM INC.


                                By /s/ Philippe P. Dauman
                                   -----------------------------
                                  Name:   Philippe P. Dauman
                                  Title:  Senior Vice President,
                                          General Counsel and
                                          Secretary






                      Page   6 of    Pages

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 28, 1994
                                              *
                                --------------------------------
                                Sumner M. Redstone, Individually



*By     /s/ PHILIPPE P. DAUMAN
    ...................................

        Philippe P. Dauman
        Attorney-in-Fact
        under the Limited Power of
        Attorney filed as Exhibit 3
        to Schedule 13D.




                      Page   7 of    Pages

                         Exhibit Index



    1.   Amended and Restated Stockholders Stock Option
         Agreement

    2.   Amended and Restated Proxy Agreement

    3.   Limited Power of Attorney



                      Page   8 of    Pages